UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
 Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

KURRANT MOBILE CATERING INC.
 (Name of Issuer)

SHARES OF COMMON STOCK, PAR VALUE $0.001 PER SHARE
 (Title of Class of Securities)

 (CUSIP Number)

PIERRE TURGEON
5310 15th AVENUE, SUITE 303
MONTREAL, QUEBEC, CANADA H1X 3G2
TELEPHONE NO. (858) 531-5723
_______________________________________________________
(Name, Address and Telephone Number of Person Authorized to Receive
Notices and Communications)

January 17, 2011
 (Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Section 240.13d-1(e0< 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 8 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

1. Names of Reporting Person: Pierre Turgeon

2. Check the Appropriate Box if a Member of a Group (SEE Instructions)

(a) ☐
(b) ☐

3. SEC Use Only:

4. Citizenship or Place of Organization

Canada

Number of Shares Beneficially by Owned by Reporting Person With:

7. Sole Voting Power: 100,000,000

8. Shared Voting Power: -0-

9. Sole Dispositive Power: 100,000,000

10. Shared Dispositive Power: -0-

11. Aggregate Amount Beneficially Owned by Reporting Person: 100,000,000(1)

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (SEE INSTRUCTIONS):

13. Percent of Class Represented by Amount in Row (11): 53.7%(1)

14. Type of Reporting Person (SEE Instructions): IND
__________
(1) Based on 186,154,254 shares of the Issuer's common stock issued and outstanding as of January 17, 2011.

The class of equity securities to which this statement relates is shares of common stock, par value $0.001 per share (the "Shares"), of Kurrant Mobile Catering Inc., a corporation organized under the laws of the State of Colorado (the "Issuer"). The principal executive office of the Issuer is 5310 15th Avenue, Suite 303, Montreal, Quebec, Canada H1X 3G2.

ITEM 2. IDENTITY AND BACKGROUND

A. NAME OF PERSON FILING THIS STATEMENT:

This statement is filed by Pierre Turgeon (the "Reporting Person"). By the duly authorized representative signing this statement, the Reporting Person agrees that this statement is filed on its behalf.

B. RESIDENCE OR BUSINESS ADDRESS:

The business address of the Reporting Person is 5310 15th Avenue, Suite 303, Montreal, Quebec, Canada H1X 3G2.

C. PRESENT PRINCIPAL OCCUPATION AND EMPLOYMENT:

The Reporting Person is an individual and is the Chief Executive Officer/President and a member of the Board of Directors of the Issuer.

D. CRIMINAL PROCEEDINGS:

During the last five years, the Reporting Person has not been convicted in any criminal proceedings (excluding traffic violations or similar misdemeanors).

E. CIVIL PROCEEDINGS:

The Reporting Person has not been a party to any other civil proceeding of a judicial or administrative body of competent jurisdiction where, as a result of such proceeding, there was or is a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or fining any violation with respect to such laws.

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ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

Effective January 17, 2011, the Board of Directors of the Issuer authorized the issuance of an aggregate 10,000,000 shares of restricted common stock to the Reporting Person, as its Chief Executive Officer/President and a member of its Board of Directors. The Board of Directors authorized the issuance of the 10,000,000 shares to the Reporting Person based upon recognition of his outstanding services, leadership and innovative business operational strategies provided by the Reporting Person and his continuous dedication and loyalty to the Issuer, including undertaking of the international development of the Issuer.

The 10,000,000 shares were issued at a per share price of $0.01. The shares of common stock were issued to the Reporting Person as a non-United States resident in reliance on Regulation S promulgated under the United States Securities Act of 1933, as amended (the “Securities Act”). The shares of common stock have not been registered under the Securities Act or under any state securities laws and may not be offered or sold without registration with the United States Securities and Exchange Commission or an applicable exemption from the registration requirements. The Reporting Person acknowledged that the securities to be issued have not been registered under the Securities Act, that he understood the economic risk of an investment in the securities, and that he had the opportunity to ask questions of and receive answers from the Issuer’s management concerning any and all matters related to acquisition of the securities.

ITEM 4. PURPOSE OF TRANSACTION

The Reporting Person acquired the Issuer's shares as described in Item 3 for investment purposes.

Subject to all relevant securities law restrictions, the Reporting Person may acquire or dispose of securities of the Issuer from time to time in the open market or in privately negotiated transactions with third parties, subject to and depending upon prevailing market conditions for such securities.

Except as otherwise disclosed herein, Reporting Person has no current plans or proposals that relate to or would result in:

(a) the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

(b) any extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

(c) a sale or transfer of a material amount of the assets of the Issuer or any of its subsidiaries;

(d) any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(e) any material change in the present capitalization or dividend policy of the Issuer;

(f) any other material change in the Issuer's business or corporate structure including, but not limited to, if the Issuer is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by Section 13 of the Investment Company Act of 1940;

(g) changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede acquisition of control of the Issuer by any person;

(h) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or any action similar to those  enumerated above.

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ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

The filing of this statement by the Reporting Person shall not be construed as an admission that the Reporting Person is, for the purposes of Section 13(d) or 13(g) of the Act, the beneficial owner of any securities covered by the statements herein.

(a) As of January 17, 2011, the Reporting Person was the beneficial owner of 100,000,000 shares (or approximately 53.7%) of the Issuer's common stock.

(b) As of January 17, 2011, the Reporting Person had the sole power to vote or to direct the voting of, or to dispose or to direct the disposition of, 100,000,000 shares (or approximately 53.7%) of the Issuer's issued and outstanding common stock.

(c) As of January 17, 2011, and within the sixty day period prior thereto, no transactions involving the Issuer's equity securities had been engaged in by the Reporting Person other than as disclosed herein.

(d) As of January 17, 2011, to the best knowledge and belief of the undersigned, no person other than the Reporting Person had the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Issuer's equity securities.

(e) Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

The Reporting Person does not have any contract, arrangement, understanding or relationship with respect to securities of the Issuer including, but not limited to, transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies, and (ii) the Reporting Person has not pledged securities of the Issuer nor are the securities of the Issuer held by the Reporting Person subject to a contingency, the occurrence of which would give another person voting power or investment power over such securities.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

None.

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SIGNATURES

After reasonable inquiry and to the best of the knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: January 24, 2011	By:	/s/Pierre Turgeon
Pierre Turgeon

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